Filed Pursuant to Rule 424(b)(3)
Registration No. 333-191106

HINES GLOBAL REIT II, INC.
SUPPLEMENT NO. 7, DATED JULY 29, 2016
TO THE PROSPECTUS, DATED APRIL 29, 2016

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Hines Global REIT II, Inc., dated April 29, 2016 (the “Prospectus”), as supplemented by Supplement No. 1, dated May 5, 2016, Supplement No. 2, dated May 13, 2016, Supplement No. 4, dated July 11, 2016, and Supplement No. 6, dated July 25, 2016. Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purpose of this Supplement is to describe our potential acquisition of a property located in Goodyear, Arizona, a submarket of Phoenix, Arizona.

A. Potential Acquisition of Goodyear Crossing II

On June 24, 2016, we, through a wholly-owned subsidiary of the Operating Partnership, entered into a contract to acquire Goodyear Crossing II, a Class-A industrial warehouse located in Goodyear, Arizona, a submarket of Phoenix, Arizona. The seller, RT GOODYEAR, LLC, is not affiliated with us or our affiliates.

Goodyear Crossing II was constructed between 2008 and 2009 and consists of 820,384 square feet of net rentable area that is 100% leased to Amazon.com, under a lease that expires in September 2019.

The contract purchase price for Goodyear Crossing II is $56.2 million, exclusive of transaction costs, fees and working capital reserves. We expect to fund the acquisition using proceeds from this Offering, an advance under our credit facility with Hines, and secured mortgage financing from a third party. We funded a $1.0 million earnest money deposit on June 27, 2016, which may not be refunded if we do not close on this acquisition. We expect the closing of this acquisition to occur on August 23, 2016, subject to a number of closing conditions and an option to extend the closing date at our discretion for up to 15 days. There is no guarantee that this acquisition will be consummated nor that third-party financing will be obtained.

In connection with this acquisition, we expect to pay our Advisor approximately $1.3 million in acquisition fees.

Our management currently has no plans for material renovations or other capital improvements at the property and believes the property is suitable for its intended purpose and adequately covered by insurance. The cost of Goodyear Crossing II (excluding the cost attributable to land) will be depreciated for tax purposes over a 40-year period on a straight-line basis.

The following table shows the weighted average occupancy rate, expressed as a percentage of net rentable square feet, and the average effective annual net rent per leased square foot, for Goodyear Crossing II during the past five years ended December 31:

Year	Weighted Average Occupancy	Average Effective Annual Net Rent per Leased Sq. Ft.(1)
2011	100%	$5.40
2012	100%	$5.40
2013	100%	$5.52
2014	100%	$5.64
2015	100%	$5.76

(1)
Average effective annual net rent per leased square foot for each year is calculated by dividing such year’s accrual basis total rent revenue (including operating expense recoveries) by the weighted average square footage under lease during such year.

The following table lists, on an aggregate basis, the approximate leasable square feet for the scheduled lease expiration for the period from June 24, 2016 through December 31, 2016, for each of the years ending December 31, 2017 through December 31, 2025 and the period thereafter for Goodyear Crossing II:

Year	Number of Leases	Approximate Square Feet	Percent of Total Leasable Area	Annual Base Rental Income of Expiring Leases	% of Total Annual Base Rental Income
June 24, 2016 through December 31, 2016	—	—	—%	—	—%
2017	—	—	—%	—	—%
2018	—	—	—%	—	—%
2019	1	820,384	100%	$5,984,407	100%
2020	—	—	—%	—	—%
2021	—	—	—%	—	—%
2022	—	—	—%	—	—%
2023	—	—	—%	—	—%
2024	—	—	—%	—	—%
2025	—	—	—%	—	—%
Thereafter	—	—	—%	—	—%